Greenwich LifeSciences, Inc.

3992 Bluebonnet Dr, Building 14

Stafford, TX 77477

December 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Greenwich LifeSciences, Inc. (CIK: 0001799788)
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Greenwich LifeSciences, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Thursday, December 17, 2020, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

GREENWICH LIFESCIENCES, INC.

By:	/s/ Snehal Patel
Name:	Snehal Patel
Title:	Chief Executive Officer